Exhibit 7.1
Santander UK plc
Computation of Ratio of Earnings to Fixed Charges
Calculated in accordance with IFRS
Excluding interest on retail deposits

	Year ended December 31
	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m
Profit on continuing operations before tax	2,125	1,690	1,094	864	428

Fixed charges: interest expense (B) (1)	809	1,650	2,988	2,639	1,896

Earnings before taxes and fixed charges (A)	2,934	3,340	4,082	3,503	2,324

Ratio of earnings to fixed charges (A/B)	362.67	202.42	136.61	132.74	122.57
Including interest on retail deposits

	Year ended December 31
	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m
Profit on continuing operations before tax	2,125	1,690	1,094	864	428

Fixed charges: interest expense (B) (1)	3,233	3,906	6,143	5,544	4,414

Earnings before taxes and fixed charges (A)	5,358	5,596	7,237	6,408	4,842

Ratio of earnings to fixed charges (A/B)	165.73	143.27	117.81	115.58	109.70

Note:

(1)	Includes the amortisation of discounts and premiums on debt securities in issue.